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                   SUPPLEMENT DATED OCTOBER 16, 1995 RELATING
                 TO THE OFFER TO PURCHASE DATED OCTOBER 2, 1995
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                           OFFER TO PURCHASE FOR CASH
               ANY AND ALL OUTSTANDING PREFERRED DEPOSITARY UNITS
               REPRESENTING PREFERRED LIMITED PARTNERS' INTERESTS
                                       IN
                        FORUM RETIREMENT PARTNERS, L.P.
                                       AT
                    $2.83 NET PER PREFERRED DEPOSITARY UNIT
                                       BY
                               FORUM GROUP, INC.

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*                                                                         *
*       THE OFFER HAS BEEN EXTENDED.  THE OFFER AND WITHDRAWAL RIGHTS     *
*       WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY,     *
*          NOVEMBER 10, 1995, UNLESS THE OFFER IS FURTHER EXTENDED.       *
*                                                                         *
***************************************************************************

         Forum Group, Inc. has increased its $2.50 per Unit offer price and is now offering to purchase any and all of the outstanding Units not now beneficially owned by it at $2.83 per Unit, without interest, net to the seller in cash. All Units validly tendered, including Units tendered prior to the date hereof, and not withdrawn prior to the expiration of the Offer will be purchased at the $2.83 per Unit price, assuming the Offer is consummated. See "Increase in the Offer Price."

         THE BOARD OF DIRECTORS OF THE GENERAL PARTNER OF FORUM RETIREMENT PARTNERS, L.P. (WITH THE DIRECTOR AFFILIATED WITH THE PURCHASER ABSTAINING), BASED UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE COMPRISED OF THE INDEPENDENT MEMBERS OF THE BOARD OF DIRECTORS, HAS DETERMINED THAT THE OFFER IS FAIR TO UNITHOLDERS (OTHER THAN FORUM GROUP, INC. AND ITS AFFILIATES) AND RECOMMENDS THAT SUCH UNITHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR UNITS PURSUANT TO THE OFFER. SEE "CERTAIN DETERMINATIONS BY THE FRI BOARD."

         The Offer is not conditioned on any minimum number of Units being tendered. The Offer is conditioned on, among other things, (i) the absence of certain litigation, orders, or other legal matters and (ii) the absence of a material adverse change (or any development involving a prospective material adverse change) in the business, financial condition, results of operations, or prospects of the Partnership. See "The Offer -- Certain Conditions of the Offer" in the Offer to Purchase. The purchase of Units pursuant to the Offer may result in the delisting of the Units from trading on the American Stock Exchange and the Partnership no longer filing reports and other information under the Securities Exchange Act of 1934, as amended, and would reduce the number of Units that might otherwise trade publicly as well as the number of Unitholders. Any of these effects could adversely affect the liquidity or prices realizable in sales of the Units following the completion of the Offer. See "Special Factors -- Certain Effects of the Offer" in the Offer to Purchase.

         Procedures for tendering Units are set forth in "The Offer -- Procedures for Tendering Units" in the Offer to Purchase. Tendering Unitholders should continue to use the Letter of Transmittal and the Notice of Guaranteed Delivery previously delivered with the Offer to Purchase. Unitholders who have already tendered Units using the Letter of Transmittal need not complete another Letter of Transmittal or take any additional action for their Units to be tendered pursuant to the Offer. Any questions or requests for assistance or additional copies of this Supplement to Offer to Purchase, the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other related materials may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Supplement to Offer to Purchase.


         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                             --------------------

                    The Information Agent for the Offer is:

                            MACKENZIE PARTNERS, INC.

To the Holders of Preferred Depositary Units of Forum Retirement Partners, L.P.:

INTRODUCTION

         The following information supplements the Offer to Purchase dated October 2, 1995 (the "Offer to Purchase") of Forum Group, Inc. (the "Purchaser") pursuant to which the Purchaser is offering to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P., a Delaware limited partnership (the "Partnership"), not now beneficially owned by the Purchaser, on the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement, and the related Letter of Transmittal (which together constitute the "Offer"). The Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which contains additional information concerning the Offer, is being mailed to Unitholders together with this Supplement.

         Except as set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and related Letter of Transmittal. Certain capitalized terms used herein without definition have the meanings ascribed to such terms in the Offer to Purchase.

INCREASE IN THE OFFER PRICE

         The Purchaser has increased its $2.50 per Unit offer price and is now offering to purchase any and all of the outstanding Units not now beneficially owned by it at $2.83 per Unit, without interest, net to the Seller in cash.
All Units validly tendered, including Units tendered prior to the date hereof, and not withdrawn prior to the expiration of the Offer will be purchased at the $2.83 per Unit price, assuming the Offer is consummated.

         Based on the increased offer price, the Purchaser estimates that the maximum amount of funds required to purchase Units pursuant to the Offer and to pay related costs and expenses will be approximately $16.9 million. See "The Offer -- Fees and Expenses" in the Offer to Purchase. The Purchaser presently anticipates that all amounts required for the purchase of Units and to pay related costs and expenses will be funded from the Purchaser's existing cash balances.

EXTENSION OF THE OFFER

         In connection with the increase in the offer price, the Purchaser has extended the Offer. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment, and thereby purchase, all Units validly tendered prior to the Expiration Date and not properly withdrawn in the manner described under the caption "The Offer -- Withdrawal Rights" in the Offer to Purchase. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, November 10, 1995, unless the Purchaser, in its sole discretion, extends the period of time for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended by the Purchaser, expires. For a description of the Purchaser's right to extend the period of time during which the Offer is open, see "The Offer -- Terms of the Offer" in the Offer to Purchase.

         Procedures for tendering Units are set forth under the caption "The Offer -- Procedure for Tendering Units" in the Offer to Purchase. Procedures for the withdrawal of previously tendered Units are set forth under the caption "The Offer -- Withdrawal Rights" in the Offer to Purchase.

ADDITIONAL SPECIAL FACTORS

         Certain Determinations by the FRI Board. Based upon the unanimous recommendation of the Special Committee comprised of independent members of the FRI Board, the FRI Board (with the director affiliated with the Purchaser abstaining) has determined that the Offer is fair to Unitholders (other than the Purchaser and its affiliates) and recommends that such Unitholders accept the Offer and tender all of their Units pursuant to the Offer.

         Fairness Opinion. Robert A. Innamorati & Co., the financial advisor to the Special Committee, has delivered to the Special Committee its written opinion dated October 13, 1995 to the effect that the proposed cash consideration to be received by Unitholders (other than the Purchaser and its affiliates) pursuant to the Offer is fair to such Unitholders, from a financial point of view.

         The determinations by the FRI Board and the fairness opinion delivered by Robert A. Innamorati & Co. are discussed in detail in the Schedule 14D-9, a copy of which is being mailed to Unitholders together with this Supplement. A copy of the fairness opinion is attached to the Schedule 14D-9. The information set forth Item 4 of the Schedule 14D-9 and the fairness opinion attached to the Schedule 14D-9 are incorporated herein by reference. UNITHOLDERS ARE URGED TO READ THE SCHEDULE 14D-9 AND THE COPY OF THE FAIRNESS OPINION ATTACHED THERETO CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS PURSUANT TO THE OFFER.

ADDITIONAL INFORMATION CONCERNING THE BACKGROUND OF THE OFFER

         Shortly after the commencement of the Offer, the Special Committee and its financial advisor requested and received certain financial information from the Purchaser and the General Partner, including certain projections with respect to the results of operations and cash flows of the Partnership. Information regarding those projections is set forth under the caption "Certain Financial Projections" in Item 8 of the Schedule 14D-9 and is incorporated herein by reference.

         On October 5, 1995, certain executives of the Purchaser met with the Special Committee and its financial and legal advisors to discuss the financial condition, results of operations, and prospects of the Partnership. Following the meeting, the Special Committee's financial advisor requested and received certain additional information from the Purchaser.

         On October 13, 1995, a number of telephone conversations took place between representatives of the Special Committee and representatives of the Purchaser. Initially, representatives of the Purchaser were informed that the Special Committee's financial advisor would likely be able to render a fairness opinion at an offer price of $2.75 per Unit but that the Special Committee would not recommend the Offer at that price. Representatives of the Purchaser were also informed that the Special Committee requested the Purchaser to increase its offer price to at least $2.90 per Unit. Representatives of the Purchaser subsequently informed the Special Committee that, although the Purchaser continued to believe that its initial tender offer price of $2.50 per Unit was fair, the Purchaser would be willing to increase its offer price from $2.50 to $2.75 per Unit if the FRI Board remained neutral with respect to the Offer and would increase the offer price to $2.83 per Unit if the FRI Board recommended that Unitholders accept the Offer and tender all of their Units pursuant to the Offer. The Purchaser was subsequently informed that the FRI Board would recommend that Unitholders accept the Offer and tender all of their Units at an offer price of $2.83 per Unit if the Offer were to be held open until Friday, November 10, 1995. The Offer was subsequently so amended.

CERTAIN OTHER MATTERS RELEVANT TO THE OFFER

         Interests of Certain Persons in the Offer. As disclosed in the Offer to Purchase, Brian C. Swinton, one of the executive officers of the Purchaser, beneficially owns 9,800 Units. The Purchaser has been advised by Mr. Swinton that he presently intends to tender his Units pursuant to the Offer.

         Additional information with respect to interests of the Purchaser and the officers and directors of the General Partner that present them with actual or potential conflicts of interest in connection with the Offer is set forth in
Item 3 of the Schedule 14D-9 and is incorporated herein by reference.

         Filings with the Commission. The Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1 and has filed with the Commission a Transaction Statement on Schedule 13E-3, together with exhibits in each case, pursuant to Rules 14d-3 and 13e-3, respectively, with the Exchange Act, furnishing certain additional information with respect to the Offer. Such Statements and amendments thereto, including exhibits, may be examined and copies may be obtained at the places and in a manner set forth under "Certain Information Concerning the Partnership" in the Offer to Purchase (except they will not be available in the regional offices of the Commission).


                                        FORUM GROUP, INC.

October 16, 1995

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and Depositary Receipts for Units and any other required documents should be sent by each Unitholder or his broker, dealer, commercial bank, trust company, or nominee to the Depositary at the address set forth below:

                             --------------------

                       The Depositary for the Offer is:

                   AMERICAN STOCK TRANSFER & TRUST COMPANY

                             --------------------

                          By Mail, Hand or Overnight
                                   Courier:


                   American Stock Transfer & Trust Company
                          40 Wall Street, 46th Floor
                          New York, New York  10005


                          By Facsimile Transmission:
                                (718) 234-5001


                For Information or Confirmation by Telephone:
                                (718) 921-8200

                             --------------------

Any questions or requests for assistance or additional copies of this Supplement to Offer to Purchase, the Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank, or trust company for assistance concerning this Offer.

                   The Information Agent for the Offer is:

                           MACKENZIE PARTNERS, INC.

                               156 Fifth Avenue
                          New York, New York  10010
                        (212) 929-5500 (call collect)
                                      or
                        Call Toll Free (800) 322-2885